

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2023

David V. Barry
Chief Financial Officer
Fortune Brands Innovations, Inc.
520 Lake Cook Road
Deerfield, Illinois 60015-5611

> **Re: Fortune Brands Innovations, Inc.**
> **Form 10-K for the Year Ended December 31, 2022**
> **Form 8-K furnished January 23, 2023**
> **Form 8-K furnished February 16, 2023**
> **Form 8-K furnished April 26, 2023**
> **File No. 001-35166**

Dear David V. Barry:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing